March 1, 2019

Jodi Taylor
Chief Financial Officer
Container Store Group, Inc.
500 Freeport Parkway
Coppell, Texas 75019

       Re: Container Store Group, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2018
           Filed May 31, 2018
           File No. 1-36161

Dear Ms. Taylor:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2018

Exhibits

1. Please tell us why you have omitted paragraph 4(b) from your certifications in Exhibits
      31.1 and 31.2. Please note that this comment also applies to your quarterly reports on
      Form 10-Q.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at
(202) 551-3344 if you have questions regarding comments on the financial statements and related matters.
 Jodi Taylor
Container Store Group, Inc.
March 1, 2019
Page 2

      Please contact Charles Guidry, Staff Attorney, at (202) 551-3621 or Jennifer Lopez-
Molina, Staff Attorney, at (202) 551-3792 with any other questions.



                                                          Sincerely,
FirstName LastNameJodi Taylor
                                                          Division of
Corporation Finance
Comapany NameContainer Store Group, Inc.
                                                          Office of Consumer
Products
March 1, 2019 Page 2
cc:       Jeffrey A. Miller, Chief Accounting Officer
FirstName LastName